Remgro
Limited

CARPE DIEM OFFICE PARK, [redacted]OSCH 7600 · P.O. BOX 456, CAPE TOWN 8000
21) 888 3399

82-5106

05011733

SEC MAIL PROCESSING RECEIVED OCT 04 2005 WASH, D.C. 156 SECTION

30 September 2005

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
United States of America

RE: REMGRO LIMITED (FILE NO 82-5106) -- RULE 12g3-2(b)

SUPPL

Ladies and Gentlemen

In connection with Remgro Limited's ("the Company's") exemption pursuant to rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find attached 5 copies of an announcement in respect of a 37% interest Remgro acquired from Kagiso Trust Investments (Pty) Limited.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at telephone number (2721) 888 3311 or Robert M Chilstrom of Skadden, Arps, Slate, Meagher & Flom LLP in New York at 212-735-2588 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Mr Chilstrom at Skadden, Arps, Slate, Meagher & Flom LLP at 4 Times Square, New York, NY, 10036-6522.

Yours sincerely

PROCESSED
OCT 12 2005
THOMSON FINANCIAL

M Lubbe
Company Secretary

cc: Mr Robert M. Chilstrom
Mr Mahmoud Salem
Ms Tatyana Vesselovskaya

10/18

Remgro Limited
(Incorporated in the
Republic of South Africa)
(Registration number:
1968/006415/06)
Share code: REM
ISIN: ZAE000026480
("Remgro")

Kagiso Trust Investments
(Proprietary) Limited
(Incorporated in the
Republic of South Africa)
(Registration number
1993/007845/07)
("KTI")

THE ACQUISITION BY REMGRO OF A 37% INTEREST IN KTI

1. INTRODUCTION

Remgro is pleased to announce that it has, subject to the necessary approval from the Competition Authorities, acquired 37% of the issued ordinary shares of KTI in equal shares from the Liberty Life and Nedbank groups for an aggregate consideration of R450 million. The acquisition is effective from 1 August 2005.

2. THE KAGISO GROUP

The Kagiso Charitable Trust (the "Kagiso Trust"), which owns 51% of KTI, is a broad-based charitable organisation that was formed by the South African Council of Churches in the mid 1980s. It was established to provide assistance to underprivileged communities with a focus on education, healthcare and general poverty alleviation. The ultimate beneficiaries of the Kagiso Trust are the projects and communities that it supports. The Kagiso Trust is generally recognised as one of South Africa's leading broad-based black economic empowerment groups and its Trustees and Patrons include Archbishop Emeritus Desmond Tutu and Ms Zanele Mbeki.

KTI was formed in December 1993 by the Kagiso Trust as an investment vehicle to generate sustainable, long-term financial support to the Kagiso Trust for the purpose of community development and to achieve true economic empowerment through active, operational involvement in underlying strategic investments. Today, KTI is an investment holding company with assets in excess of R1.6 billion that provides strategic and operational support to its partners. It adopts a proactive approach to investments, with a strong emphasis on business development and strategic positioning. Its current investment portfolio includes companies such as Kagiso Media Limited (in which it has a 44% stake), Metropolitan Holdings Limited, Waco Africa Limited and Bytes SA (Proprietary) Limited.

The Chairman of KTI is Eric Molobi, who is also a non-executive director of Remgro. The Chief Executive Officer of KTI is Johnson Njeke, a former partner at PricewaterhouseCoopers Incorporated and currently a non-executive director of Mittal Steel SA Limited and a member of

the NM Rothschild SA (Proprietary) Limited board, amongst others. Johnson is also the past Chairman of The South African Institute of Chartered Accountants and served on the Audit Committee of the National Treasury.

3. RATIONALE

KTI is an established empowered company with a sound investment track record, which, when combined with Remgro's business expertise, will create a value-enhancing partnership. The Board of Remgro believes that KTI has created an investment portfolio, and has an investment strategy, that is complementary to that of Remgro and which will appeal to the investment community.

The acquisition will also crystallise the opportunity for Remgro and KTI to jointly pursue investment opportunities with their combined industry expertise, strengthened by the empowerment credentials of KTI.

4. FURTHER ANNOUNCEMENT

Remgro shareholders are advised that further details regarding the acquisition will be announced once it has become unconditional, which includes obtaining the necessary approval from the Competition Authorities.

Stellenbosch
29 September 2005

Investment Bank to Remgro
Standard Bank

Legal advisers
Webber Wentzel Bowens

Sponsor
RAND MERCHANT BANK
(A division of FirstRand Bank Limited)

Remgro Limited
(Incorporated in the
Republic of South Africa)
(Registration number:
1968/006415/06)
Share code: REM
ISIN: ZAE000026480
("Remgro")

Kagiso Trust Investments
(Proprietary) Limited
(Incorporated in the
Republic of South Africa)
(Registration number
1993/007845/07)
("KTI")

THE ACQUISITION BY REMGRO OF A 37% INTEREST IN KTI

1. INTRODUCTION

Remgro is pleased to announce that it has, subject to the necessary approval from the Competition Authorities, acquired 37% of the issued ordinary shares of KTI in equal shares from the Liberty Life and Nedbank groups for an aggregate consideration of R450 million. The acquisition is effective from 1 August 2005.

2. THE KAGISO GROUP

The Kagiso Charitable Trust (the "Kagiso Trust"), which owns 51% of KTI, is a broad-based charitable organisation that was formed by the South African Council of Churches in the mid 1980s. It was established to provide assistance to underprivileged communities with a focus on education, healthcare and general poverty alleviation. The ultimate beneficiaries of the Kagiso Trust are the projects and communities that it supports. The Kagiso Trust is generally recognised as one of South Africa's leading broad-based black economic empowerment groups and its Trustees and Patrons include Archbishop Emeritus Desmond Tutu and Ms Zanele Mbeki.

KTI was formed in December 1993 by the Kagiso Trust as an investment vehicle to generate sustainable, long-term financial support to the Kagiso Trust for the purpose of community development and to achieve true economic empowerment through active, operational involvement in underlying strategic investments. Today, KTI is an investment holding company with assets in excess of R1.6 billion that provides strategic and operational support to its partners. It adopts a proactive approach to investments, with a strong emphasis on business development and strategic positioning. Its current investment portfolio includes companies such as Kagiso Media Limited (in which it has a 44% stake), Metropolitan Holdings Limited, Waco Africa Limited and Bytes SA (Proprietary) Limited.

The Chairman of KTI is Eric Molobi, who is also a non-executive director of Remgro. The Chief Executive Officer of KTI is Johnson Njeke, a former partner at PricewaterhouseCoopers Incorporated and currently a non-executive director of Mittal Steel SA Limited and a member of

the NM Rothschild SA (Proprietary) Limited board, amongst others. Johnson is also the past Chairman of The South African Institute of Chartered Accountants and served on the Audit Committee of the National Treasury.

3. RATIONALE

KTI is an established empowered company with a sound investment track record, which, when combined with Remgro's business expertise, will create a value-enhancing partnership. The Board of Remgro believes that KTI has created an investment portfolio, and has an investment strategy, that is complementary to that of Remgro and which will appeal to the investment community.

The acquisition will also crystallise the opportunity for Remgro and KTI to jointly pursue investment opportunities with their combined industry expertise, strengthened by the empowerment credentials of KTI.

4. FURTHER ANNOUNCEMENT

Remgro shareholders are advised that further details regarding the acquisition will be announced once it has become unconditional, which includes obtaining the necessary approval from the Competition Authorities.

Stellenbosch
29 September 2005

Investment Bank to Remgro
Standard Bank

Legal advisers
Webber Wentzel Bowens

Sponsor
RAND MERCHANT BANK
(A division of FirstRand Bank Limited)

Remgro Limited
(Incorporated in the
Republic of South Africa)
(Registration number:
1968/006415/06)
Share code: REM
ISIN: ZAE000026480
("Remgro")

Kagiso Trust Investments
(Proprietary) Limited
(Incorporated in the
Republic of South Africa)
(Registration number
1993/007845/07)
("KTI")

THE ACQUISITION BY REMGRO OF A 37% INTEREST IN KTI

1. INTRODUCTION
Remgro is pleased to announce that it has, subject to the necessary approval from the Competition Authorities, acquired 37% of the issued ordinary shares of KTI in equal shares from the Liberty Life and Nedbank groups for an aggregate consideration of R450 million. The acquisition is effective from 1 August 2005.

2. THE KAGISO GROUP
The Kagiso Charitable Trust (the "Kagiso Trust"), which owns 51% of KTI, is a broad-based charitable organisation that was formed by the South African Council of Churches in the mid 1980s. It was established to provide assistance to underprivileged communities with a focus on education, healthcare and general poverty alleviation. The ultimate beneficiaries of the Kagiso Trust are the projects and communities that it supports. The Kagiso Trust is generally recognised as one of South Africa's leading broad-based black economic empowerment groups and its Trustees and Patrons include Archbishop Emeritus Desmond Tutu and Ms Zanele Mbeki.

KTI was formed in December 1993 by the Kagiso Trust as an investment vehicle to generate sustainable, long-term financial support to the Kagiso Trust for the purpose of community development and to achieve true economic empowerment through active, operational involvement in underlying strategic investments. Today, KTI is an investment holding company with assets in excess of R1.6 billion that provides strategic and operational support to its partners. It adopts a proactive approach to investments, with a strong emphasis on business development and strategic positioning. Its current investment portfolio includes companies such as Kagiso Media Limited (in which it has a 44% stake), Metropolitan Holdings Limited, Waco Africa Limited and Bytes SA (Proprietary) Limited.

The Chairman of KTI is Eric Molobi, who is also a non-executive director of Remgro. The Chief Executive Officer of KTI is Johnson Njeke, a former partner at PricewaterhouseCoopers Incorporated and currently a non-executive director of Mittal Steel SA Limited and a member of

the NM Rothschild SA (Proprietary) Limited board, amongst others. Johnson is also the past Chairman of The South African Institute of Chartered Accountants and served on the Audit Committee of the National Treasury.

3. RATIONALE

KTI is an established empowered company with a sound investment track record, which, when combined with Remgro's business expertise, will create a value-enhancing partnership. The Board of Remgro believes that KTI has created an investment portfolio, and has an investment strategy, that is complementary to that of Remgro and which will appeal to the investment community.

The acquisition will also crystallise the opportunity for Remgro and KTI to jointly pursue investment opportunities with their combined industry expertise, strengthened by the empowerment credentials of KTI.

4. FURTHER ANNOUNCEMENT

Remgro shareholders are advised that further details regarding the acquisition will be announced once it has become unconditional, which includes obtaining the necessary approval from the Competition Authorities.

Stellenbosch
29 September 2005

Investment Bank to Remgro
Standard Bank

Legal advisers
Webber Wentzel Bowens

Sponsor
RAND MERCHANT BANK
(A division of FirstRand Bank Limited)

Remgro Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1968/006415/06)
Share code: REM
ISIN: ZAE000026480
("Remgro")

Kagiso Trust Investments (Proprietary) Limited
(Incorporated in the Republic of South Africa)
(Registration number 1993/007845/07)
("KTI")

THE ACQUISITION BY REMGRO OF A 37% INTEREST IN KTI

1. INTRODUCTION

Remgro is pleased to announce that it has, subject to the necessary approval from the Competition Authorities, acquired 37% of the issued ordinary shares of KTI in equal shares from the Liberty Life and Nedbank groups for an aggregate consideration of R450 million. The acquisition is effective from 1 August 2005.

2. THE KAGISO GROUP

The Kagiso Charitable Trust (the "Kagiso Trust"), which owns 51% of KTI, is a broad-based charitable organisation that was formed by the South African Council of Churches in the mid 1980s. It was established to provide assistance to underprivileged communities with a focus on education, healthcare and general poverty alleviation. The ultimate beneficiaries of the Kagiso Trust are the projects and communities that it supports. The Kagiso Trust is generally recognised as one of South Africa's leading broad-based black economic empowerment groups and its Trustees and Patrons include Archbishop Emeritus Desmond Tutu and Ms Zanele Mbeki.

KTI was formed in December 1993 by the Kagiso Trust as an investment vehicle to generate sustainable, long-term financial support to the Kagiso Trust for the purpose of community development and to achieve true economic empowerment through active, operational involvement in underlying strategic investments. Today, KTI is an investment holding company with assets in excess of R1.6 billion that provides strategic and operational support to its partners. It adopts a proactive approach to investments, with a strong emphasis on business development and strategic positioning. Its current investment portfolio includes companies such as Kagiso Media Limited (in which it has a 44% stake), Metropolitan Holdings Limited, Waco Africa Limited and Bytes SA (Proprietary) Limited.

The Chairman of KTI is Eric Molobi, who is also a non-executive director of Remgro. The Chief Executive Officer of KTI is Johnson Njeke, a former partner at PricewaterhouseCoopers Incorporated and currently a non-executive director of Mittal Steel SA Limited and a member of

the NM Rothschild SA (Proprietary) Limited board, amongst others. Johnson is also the past Chairman of The South African Institute of Chartered Accountants and served on the Audit Committee of the National Treasury.

3. RATIONALE

KTI is an established empowered company with a sound investment track record, which, when combined with Remgro's business expertise, will create a value-enhancing partnership. The Board of Remgro believes that KTI has created an investment portfolio, and has an investment strategy, that is complementary to that of Remgro and which will appeal to the investment community.

The acquisition will also crystallise the opportunity for Remgro and KTI to jointly pursue investment opportunities with their combined industry expertise, strengthened by the empowerment credentials of KTI.

4. FURTHER ANNOUNCEMENT

Remgro shareholders are advised that further details regarding the acquisition will be announced once it has become unconditional, which includes obtaining the necessary approval from the Competition Authorities.

Stellenbosch
29 September 2005

Investment Bank to Remgro
Standard Bank

Legal advisers
Webber Wentzel Bowens

Sponsor
RAND MERCHANT BANK
(A division of FirstRand Bank Limited)

Remgro Limited
(Incorporated in the
Republic of South Africa)
(Registration number:
1968/006415/06)
Share code: REM
ISIN: ZAE000026480
("Remgro")

Kagiso Trust Investments
(Proprietary) Limited
(Incorporated in the
Republic of South Africa)
(Registration number
1993/007845/07)
("KTI")

THE ACQUISITION BY REMGRO OF A 37% INTEREST IN KTI

1. *INTRODUCTION*
Remgro is pleased to announce that it has, subject to the necessary approval from the Competition Authorities, acquired 37% of the issued ordinary shares of KTI in equal shares from the Liberty Life and Nedbank groups for an aggregate consideration of R450 million. The acquisition is effective from 1 August 2005.

2. THE KAGISO GROUP
The Kagiso Charitable Trust (the "Kagiso Trust"), which owns 51% of KTI, is a broad-based charitable organisation that was formed by the South African Council of Churches in the mid 1980s. It was established to provide assistance to underprivileged communities with a focus on education, healthcare and general poverty alleviation. The ultimate beneficiaries of the Kagiso Trust are the projects and communities that it supports. The Kagiso Trust is generally recognised as one of South Africa's leading broad-based black economic empowerment groups and its Trustees and Patrons include Archbishop Emeritus Desmond Tutu and Ms Zanele Mbeki.

KTI was formed in December 1993 by the Kagiso Trust as an investment vehicle to generate sustainable, long-term financial support to the Kagiso Trust for the purpose of community development and to achieve true economic empowerment through active, operational involvement in underlying strategic investments. Today, KTI is an investment holding company with assets in excess of R1.6 billion that provides strategic and operational support to its partners. It adopts a proactive approach to investments, with a strong emphasis on business development and strategic positioning. Its current investment portfolio includes companies such as Kagiso Media Limited (in which it has a 44% stake), Metropolitan Holdings Limited, Waco Africa Limited and Bytes SA (Proprietary) Limited.

The Chairman of KTI is Eric Molobi, who is also a non-executive director of Remgro. The Chief Executive Officer of KTI is Johnson Njeke, a former partner at PricewaterhouseCoopers Incorporated and currently a non-executive director of Mittal Steel SA Limited and a member of

the NM Rothschild SA (Proprietary) Limited board, amongst others. Johnson is also the past Chairman of The South African Institute of Chartered Accountants and served on the Audit Committee of the National Treasury.

3. RATIONALE

KTI is an established empowered company with a sound investment track record, which, when combined with Remgro's business expertise, will create a value-enhancing partnership. The Board of Remgro believes that KTI has created an investment portfolio, and has an investment strategy, that is complementary to that of Remgro and which will appeal to the investment community.

The acquisition will also crystallise the opportunity for Remgro and KTI to jointly pursue investment opportunities with their combined industry expertise, strengthened by the empowerment credentials of KTI.

4. FURTHER ANNOUNCEMENT

Remgro shareholders are advised that further details regarding the acquisition will be announced once it has become unconditional, which includes obtaining the necessary approval from the Competition Authorities.

Stellenbosch
29 September 2005

Investment Bank to Remgro
Standard Bank

Legal advisers
Webber Wentzel Bowens

Sponsor
RAND MERCHANT BANK
(A division of FirstRand Bank Limited)